Exhibit 99.1

To:	All Zep Inc. Associates

From:	John K. Morgan

Date:	April 8, 2015

Re:	Zep Inc. / New Mountain Capital Transaction

I’m pleased to share an important and exciting update with you about the future of Zep Inc. Earlier today, we announced that we entered into a definitive merger agreement under which a fund managed by New Mountain Capital L.L.C., a private equity firm that invests in market leaders in sustainable growth industries, will acquire Zep Inc. for $20.05 per share in cash. The transaction is currently expected to close in the third calendar quarter of 2015. If you own shares in Zep Inc. you will receive additional information by mail. The press release we issued today is attached.

This announcement marks an important milestone in our nearly 80-year history. During the past year, we conducted a thorough review of strategic opportunities to enhance value for all stakeholders, including you, our valued associates. We are confident that this transaction accomplishes that goal. Since our founding, Zep Inc. has been an industry leader and this deal will allow us to continue to build on our leadership as well as deliver exceptional products and services to our customers.

We are excited about partnering with a strong investor like New Mountain Capital for many reasons. New Mountain Capital seeks out the highest quality growth leaders — like Zep Inc. — and works intensively with management to raise attractive businesses to an even higher level of performance. New Mountain Capital knows our business and industry well and recognizes the growth potential of Zep Inc. and the significant contributions our associates have made to get us to where we are today. I am confident that New Mountain Capital can help us grow our brands and reach our true potential efficiently and quickly, and I look forward to continued success under their ownership.

Importantly, I ask that you stay focused and continue to provide our global customer base with the high quality products and services that they have come to expect from us. At the forefront of the decision to enter into this agreement is an opportunity for all of us to focus on growing this business more rapidly.

As with any transaction of this sort, there are steps that still need to be taken before the deal is finalized.  We understand that you will have many questions about what this announcement means for you and we remain dedicated to keeping you informed as best we can.  As always, please feel free to reach out to your manager with any other questions.

We will be conducting a live Town Hall event today at 10:00 AM EDT at the 1360 Building of our Seaboard campus to provide an overview of the transaction and answer questions.  If you cannot attend in-person, a webcast of the event will be available at [       ].

As this transaction may generate interest from the media or other third parties, it is important that we speak with one voice. Consistent with our communications policy, please forward any inquiries you may receive to Don De Laria, Vice President of Investor Relations and Communications at 404-350-6266 or don.delaria@zepinc.com.

I hope you are all as excited about this opportunity as I am. Thank you for your continued dedication and hard work.

Best regards,

John K. Morgan

Additional Information and Where to Find It

This letter may be deemed to be solicitation material in respect of the proposed acquisition of Zep Inc. by New Mountain Capital and its affiliates.  In connection with the proposed merger, Zep Inc. will file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and other relevant documents. This filing does not constitute a solicitation of any vote or approval. BEFORE MAKING ANY VOTING DECISION, ZEP INC.’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Investors will be able to obtain a free copy of the proxy statement, when available, and other relevant documents filed by Zep Inc. with the SEC at the SEC’s website at www.sec.gov.  In addition, investors may obtain a free copy of the proxy statement, when available, and other relevant documents from Zep Inc.’s website at www.zepinc.com or by directing a request to: Zep Inc., 1310 Seaboard Industrial Blvd., NW, Atlanta, GA 30318, Attn: Investor Relations, (404) 352-1680.

Participants in the Solicitation

Zep Inc. and its directors, executive officers and certain other members of management and employees of Zep Inc. may be deemed to be “participants” in the solicitation of proxies from the stockholders of Zep Inc. in connection with the proposed merger.  Information regarding the interests of the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of Zep Inc. in connection with the proposed merger, which may be different than those of Zep Inc.’s stockholders generally, will be set forth in the proxy statement and the other relevant documents to be filed with the SEC.  Stockholders can find information about Zep Inc. and its directors and executive officers and their ownership of Zep Inc.’s common stock in Zep Inc.’s annual report on Form 10-K for the fiscal year ended August 31, 2014 and in its definitive proxy statement for its most recent annual meeting of stockholders, which was filed with the SEC on November 20, 2014, and in Forms 4 of directors and executive officers filed with the SEC subsequent to that date.  Additional information regarding the interests of such individuals in the proposed merger will be included in the proxy statement relating to the merger when it is filed with the SEC.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and Zep Inc.’s website at www.zepinc.com.